Exhibit 99.1 Press release

Quarterhill to Announce Third Quarter 2019 Financial Results

Kitchener, Canada – October 24, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the three- and nine-month periods ended September 30, 2019, on Thursday, November 7, 2019. The Company will host a conference call and audio webcast at 10:00 a.m. Eastern Time the same day.

Webcast Information

The live audio webcast will be available at:

https://event.on24.com/wcc/r/2113582/40879998B72BE11500C14B8D9C9764CE

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at:

https://event.on24.com/wcc/r/2113582/40879998B72BE11500C14B8D9C9764CE

Telephone replay will be available from 1:00 p.m. Eastern Time on November 7, 2019 until 11:59 p.m. Eastern Time on November 14, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID and Replay Passcode: 8757799

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com